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William J. Bielefeld william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

September 16, 2016

VIA EDGAR

Ms. Lauren Hamilton

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Pomona Investment Fund

(File Nos. 333-198176; 811-22990)

Dear Ms. Hamilton:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided telephonically on August 19, 2016, relating to (1) Post-Effective Amendment No. 3 to the registration statement (the “Registration Statement”) on Form N-2 of Pomona Investment Fund (the “Fund”) under the Securities Act of 1933, as amended, and Amendment No. 8 to the Fund’s Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed on July 27, 2016; and (2) the Fund’s Annual Report for the fiscal year ended March 31, 2016, as filed with the Commission on Form N-CSR on June 3, 2016 (Accession No. 0001398344-16-013955). The Staff’s comments, along with the Fund’s responses, are set forth below. Undefined capitalized terms used below have the same meaning as given in the Registration Statement.

PROSPECTUS:

1.	Comment: Please confirm that in the event that there are changes to the assumptions underlying the fee table that would have a material impact on the accuracy of the fee table, the Fund will file a supplement to update the fee table accordingly.

Response: The Fund confirms that it will file a supplement to update the fee table in the event that there are changes to the assumptions underlying the fee table that would have a material impact on the accuracy of the fee table.

2.	Comment: Please confirm the “Interest Payments on Borrowed Funds” line item in the table in the “SUMMARY OF FEES AND EXPENSES” section. Based on the assumptions disclosed, the Staff has calculated a higher number.

US   Austin   Boston   Charlotte   Hartford   Los Angeles   New York   Orange County   Philadelphia   Princeton   San Francisco   Silicon Valley

Washington DC   EUROPE   Brussels   Dublin   Frankfurt   London   Luxembourg   Moscow   Munich   Paris   ASIA   Beijing   Hong Kong

Ms. Lauren Hamilton September 16, 2016 Page 2

Response: The Fund appreciates the Staff’s comment and notes that the assumptions underlying the “Interest Payments on Borrowed Funds” line item in the table in the “SUMMARY OF FEES AND EXPENSES” section, as reflected in Footnote 5 of that table, are based on the annualized estimated costs of the Fund’s participation in a credit facility on the terms disclosed in the Registration Statement. Based on the Fund’s expected use of a credit facility, the Fund is not expected to incur fees related to a credit facility during the entire 12-month period commencing on April 1, 2016. Further, the estimate utilizes average net assets for purposes of calculating interest expense and also factors in periodic repayments (the facility is expected to be a revolving credit facility, not a term loan), per the Fund’s operating model. Therefore, the amount disclosed in the fee table reflects the actual costs expected to be incurred during that portion of the period in which the Fund is expected to participate in its credit facility.

3.	Comment: Please confirm the “Annual Net Expenses” line item in the table in the “SUMMARY OF FEES AND EXPENSES” section. The Staff has calculated net expense ratios that are different than what is presented in the table for each share class.

Response: The Fund believes that the difference in the “Annual Net Expenses” line item in the table in the “SUMMARY OF FEES AND EXPENSES” section calculated by the Staff can be attributed to the amount disclosed in the “Interest Payments on Borrowed Funds” line item, which, as described in response to Comment 2, above, has been prorated to reflect the actual costs expected to be incurred during that portion of the period in which the Fund is expected to participate in its credit facility.

4.	Comment: If the effect of the Expense Limitation and Reimbursement Agreement is reflected in the table in the “SUMMARY OF FEES AND EXPENSES” section, the agreement must extend for at least one year from the date of the effectiveness of the Registration Statement. Please revise the disclosure and the Expense Limitation and Reimbursement Agreement accordingly.

Response: The Fund hereby undertakes to include revised disclosure reflecting that the Expense Limitation and Reimbursement Agreement will be in place through September 30, 2017 in the definitive prospectus filed pursuant to Rule 497.

5.	Comment: Please confirm that if the Fund invests in Underlying Funds that are hedge funds, the Fund will reflect any performance fees of such hedge funds in the “Acquired Fund Fees and Expenses” line item in the table in the “SUMMARY OF FEES AND EXPENSES” section.

Ms. Lauren Hamilton September 16, 2016 Page 3

Response: The Fund appreciates the Staff’s comment and notes that it does not intend to invest in hedge funds. Nevertheless, the Fund hereby confirms that if the Fund does invest in Underlying Funds that are hedge funds, the Fund will reflect any performance fees of such hedge funds in the “Acquired Fund Fees and Expenses” line item in the table in the “SUMMARY OF FEES AND EXPENSES” section.

FINANCIAL STATEMENTS (ANNUAL REPORT)

6.	Comment: Please indicate whether the “Expense waiver receivable” and “Payable to Adviser” line items in the Statement of Assets, Liabilities and Shareholders’ Capital table were or will be cash settled and please confirm that these items are settled at least on a quarterly basis.

Response: To date, the Fund has not cash settled either the “Payable to Adviser” or the “Expense waiver receivable” line item. To date, for all quarters of operation, when considering the “Payable to Adviser,” “Expense Waiver Receivable,” “Administration Fee Payable” and “Management Fee Payable” line items in the Statement of Assets, Liabilities and Shareholders’ Capital, the Fund has had a net payable to the Adviser. While this payable to the Adviser has not been cash settled in the past, it has been accounted for. Going forward, it is expected that the Fund will begin to cash settle these amounts on a quarterly basis, in arrears. The Fund notes that, because amounts payable to the Adviser have been reflected as liabilities in the Fund’s financial statements, settlement of these amounts will not impact the Fund’s NAV.

7.	Comment: Please explain why, in the Statement of Assets, Liabilities and Shareholders’ Capital table, the entire management fee for the period of $781,113 is reflected as payable as of the end of the period. If the fee is payable in arrears, the amount presented in the table should not reflect the entire management fee for the period.

Response: The Fund appreciates the Staff’s comment and notes that the amount represents the total management fee accrued to date and owed to the Adviser. Because the Fund has not yet cash settled amounts owed to the Adviser, as discussed in response to Comment 6, the full amount remains a Fund liability. As noted in the Fund’s response to Comment 6, it is expected that the Fund will begin to cash settle such amounts going forward. Accordingly, in the future, this line item is expected to reflect only the management fee accrued during the relevant reporting period.

8.	Comment: Please confirm that, for each of the Fund’s investments, including unfunded commitments, the Fund has included the disclosure required by ASC 820-10-50-6A.

Ms. Lauren Hamilton September 16, 2016 Page 4

Response: The Fund appreciates the Staff’s comment and has reviewed ASC 820-10-50-6A to determine whether or not all requirements have been disclosed. In Note 3 of the Notes to the Financial Statements, the Fund states that private equity funds are generally restricted securities that are subject to substantial hold periods. The Fund intends to enhance this disclosure in future financial statements to include more information surrounding the period of time over which the underlying assets are expected to be liquidated by the investees.

9.	Comment: Please explain whether the Fund’s interests in private equity funds are restricted securities. To the extent that any of the Fund’s investments are comprised of restricted securities, please include the disclosure required by Section 12-12 of Regulation S-X.

Response: As disclosed in footnote ‘a’ of the Schedule of Investments and again in Note 3 of the Notes to the Financial Statements, the Fund’s interests in underlying private equity funds are restricted securities. Footnote ‘a’ also discloses, on an aggregated basis, the total cost and fair value of the Fund’s investments in illiquid and restricted securities. With respect to disclosing the cost of each private equity fund investment, the Fund further notes that it ordinarily acquires portfolios of investments that contain interests in multiple private equity funds. Because the Fund pays a single price for each such portfolio, there is no specific acquisition cost attributable to a particular underlying private equity fund interest. The Fund will consider whether additional disclosure is appropriate going forward.

10.	Comment: In Note 2 of the Notes to the Financial Statements, please describe the Fund’s policies on (i) recognition of realized gains and losses; and (ii) recording securities transactions.

Response: The Fund will include additional disclosure describing the Fund’s policies on recognition of realized gains and losses in the notes to its future financial statements. The Fund respectfully notes that, based on the nature of its investment activities, its policies relating to recording securities transactions are not significant accounting policies, such that those policies would be required to be disclosed in Note 2 of the Notes to the Financial Statements. The Fund will revisit its significant accounting policies as necessary in the future and will revise to include such disclosure if warranted.

11.	Comment: Footnote ‘d’ to the Schedule of Investments states, “This Investment Fund invests in middle market companies through control/buyout investments alongside management teams.” Please clarify which management teams the Fund invests alongside and confirm that it does not invest alongside the management team of the Adviser.

Ms. Lauren Hamilton September 16, 2016 Page 5

Response: The Fund appreciates the Staff’s comment and notes that, as a result of portfolio transactions that occurred subsequent to March 31, 2016, the Fund has determined that this footnote is no longer applicable. Nevertheless, the Fund confirms that the underlying private equity fund to which the footnote applies invests alongside the management teams of certain portfolio companies of that underlying private equity fund. To the extent that the Fund determines that this footnote is required to be included in future financial statements, the Fund will revise the language to clarify that the underlying private equity fund does not invest alongside the management team of the Adviser.

TANDY REPRESENTATIONS

12.	Comment: Please provide Tandy representations in correspondence filed with the SEC on EDGAR.

Response: The Fund hereby makes the following representations:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*                           *                           *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3386 if you wish to discuss this correspondence further.

Sincerely,

/s/ William J. Bielefeld

William J. Bielefeld

cc:	Jeffrey S. Puretz, Dechert LLP

Joel Kress, Pomona Investment Fund

Ryan Levitt, Pomona Investment Fund